FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of August 2007
CGG Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15
(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas awarded 250 million dollars of contracts
ISIN: 0000120164 — NYSE: CGV
Paris, August 29th 2007
CGGVeritas announced today that it has recently secured numerous multi-year contracts representing $250 million in new business for exclusive marine and land acquisition surveys along with significant pre-financing commitments for future wide-azimuth multi-client programs in the Gulf of Mexico (GoM).
“The award of these multi-year contracts combined with the strong prefinancing level for our wide-azimuth programs in the GoM are clear indicators of the strength of the market and the increasing demand for high-end seismic services” said Robert Brunck Chairman and CEO of CGGVeritas.
In the Middle East, CGGVeritas has been selected to acquire a large 3D offshore seismic survey located in the Gulf. The vessel CGGVeritas Orion will be mobilized for this survey and will commence acquisition during the fourth quarter of 2007. Work on this project is expected to have an18 month duration with an option for an additional year extension.
In land acquisition, CGGVeritas has been awarded multiple contracts in the North American Arctic region where the HPVA technology for high resolution acquisition will be introduced during the next two winter seasons.
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts Investor Relations:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel.: +33 1 64 47 38 10	Tel.: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15
Date: August 29th, 2007

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Investor Relations, Communication and Audit